EXHIBIT 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of a major subsidiary of MiX Telematics:

Name of director:	Patrick Fitzgerald
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	5 September 2014
Class of securities:	Ordinary shares
Number of securities:	10 000
Highest traded price:	R4.11
Price per security:	R4.02723
Lowest traded price:	R3.85
Total value:	R40 272.31
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Shareholders are further advised of the following information relating to dealings in securities by a director of a major subsidiary of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”):

Name of director:	Patrick Fitzgerald
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	30 August 2013
Class of securities:	Ordinary shares
Number of securities:	60 000
Highest traded price:	R6.30
Price per security:	R6.21500
Lowest traded price:	R6.15
Total value:	R372 900.00
Nature of transaction:	On-market sale of shares following the exercise of the share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Patrick Fitzgerald
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	29 August 2013
Class of securities:	Ordinary shares
Number of securities:	117 709
Highest traded price:	R6.45
Price per security:	R6.30140
Lowest traded price:	R6.25
Total value:	R741 731.49
Nature of transaction:	On-market sale of shares following the exercise of the share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Patrick Fitzgerald
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	28 August 2013
Class of securities:	Ordinary shares
Number of securities:	222 291
Highest traded price:	R6.50
Price per security:	R6.35660
Lowest traded price:	R6.30
Total value:	R1 413 014.97
Nature of transaction:	On-market sale of shares following the exercise of the share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Patrick Fitzgerald
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited
Transaction date:	23 August 2013
Class of securities:	Ordinary shares
Number of securities	500 000
Price per security:	R1.12
Total value:	R560 000.00
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

11 September 2014

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